================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August, 2004
Commission File Number: 000-29944

                             INFOWAVE SOFTWARE INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


  SUITE 200 - 4664 LOUGHEED HIGHWAY, BURNABY, BRITISH COLUMBIA, CANADA V5C 5T5
  ----------------------------------------------------------------------------
                     (Address of principal executive office)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]          Form 40-F [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]              No [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -- _______

================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Infowave Software Inc.


Date: August 12, 2004





                                            By: /s/ George Reznik
                                                -----------------

                                            Name: George Reznik


                                            Title: CFO

                             INFOWAVE SOFTWARE, INC.
                              INDEX to the FORM 6-K
                    For the Three Months Ended June 30, 2004

PART I.  FINANCIAL INFORMATION

Financial Statements
      a)       Consolidated Balance Sheets
               June 30, 2004 and December 31, 2003.............................1
      b)       Consolidated Statements of Operations and Deficit
               For the three and six months ended
               June 30, 2004 and 2003..........................................2
      c)       Consolidated Statements of Cash Flows
               For the three and six months ended
               June 30, 2004 and 2003..........................................3
      d)       Notes to Consolidated Financial Statements......................4

Management's Discussion and Analysis of Financial
      Condition and Results of Operations.....................................12
Quantitative and Qualitative Disclosures About Market Risk....................23


PART II.  OTHER INFORMATION

Legal Proceedings.............................................................24
Changes in Securities and Use of Proceeds.....................................24
Commitments...................................................................24

PART I. FINANCIAL INFORMATION

Financial Statements

                             INFOWAVE SOFTWARE, INC.
                           Consolidated Balance Sheets
                           (Expressed in U.S. dollars)

                                                                        June 30, 2004      December 31, 2003
                                                                         (unaudited)       (restated note 4)
                                                                        -------------      -----------------
ASSETS
Current Assets:
        Cash and cash equivalents                                       $  5,929,960        $  4,911,605
        Short term investments                                                    --             227,393
        Accounts receivable                                                1,301,964             331,202
        TPC receivable (note 5)                                              767,963             798,038
        Prepaid expenses and deposits                                        236,607             334,534
                                                                        ------------        ------------
                                                                           8,236,494           6,602,772

Fixed assets                                                                 440,350             526,330

Intellectual property assets held for sale                                   977,304           1,018,681

Goodwill (note 6)                                                          3,334,106                  --

Intangible and other assets (note 7)                                       6,710,585           1,787,566
                                                                        ------------        ------------
                                                                        $ 19,698,839        $  9,935,349
                                                                        ============        ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
        Accounts payable and accrued liabilities                        $  1,736,281        $  1,333,064
        Deferred revenue                                                     695,715             284,800
                                                                        ------------        ------------
                                                                           2,431,996           1,617,864

Long-term liabilities                                                        210,065             218,292

Shareholders' equity
        Share capital
            Authorized: Unlimited voting common shares
                without par value (notes 6 & 8)
            Issued: 234,756,992 (December 31, 2003:148,369,989)           81,102,302          65,759,745
        Additional paid-in capital                                            15,941              15,941
        Contributed surplus (notes 4 & 6)                                    594,554             273,343
        Deferred compensation expense (note 6)                              (168,755)                 --
        Other equity instruments                                           3,259,039           2,150,511
        Deficit                                                          (67,745,168)        (60,432,550)
        Cumulative translation account                                        (1,135)            332,203
                                                                        ------------        ------------
                                                                          17,056,778           8,099,193
                                                                        ------------        ------------
                                                                        $ 19,698,839        $  9,935,349
                                                                        ============        ============

See accompanying notes to interim consolidated financial statements

                             INFOWAVE SOFTWARE, INC.
                Consolidated Statements of Operations and Deficit
                           (Expressed in U.S. dollars)

                                                            Three months ended                       Six months ended
                                                    ----------------------------------       ----------------------------------
                                                    June 30, 2004        June 30, 2003       June 30, 2004        June 30, 2003
                                                     (Unaudited)          (Unaudited          (Unaudited)          (Unaudited
                                                                         and restated                              and restated
                                                                            note 4)                                   note 4)
                                                    -------------        -------------       -------------        -------------
Sales                                               $     845,355        $    505,397        $   2,119,037        $    917,253

Cost of sales                                             321,766              61,855              889,285             118,694
                                                    -------------        ------------        -------------        ------------
                                                          523,589             443,542            1,229,752             798,559
                                                    -------------        ------------        -------------        ------------
Expenses:
      Research and Development                            889,668             489,137            1,950,459             996,148
      Sales and Marketing                               1,237,949             399,129            2,209,002             767,920
      General and Administration                          739,916             391,205            1,724,818             720,157
      Restructuring (note 12)                              61,885                  --              287,631                  --
      Depreciation and Amortization                       287,979              99,972              945,511             208,282
                                                    -------------        ------------        -------------        ------------
                                                        3,217,397           1,379,443            7,117,421           2,692,507
                                                    -------------        ------------        -------------        ------------
Operating loss                                          2,693,808             935,901            5,887,669           1,893,948

Other expenses (income)
      Interest and other income                           (20,449)            (11,987)           1,062,052             (26,774)
      Foreign exchange                                    415,442              55,919              435,205             109,009
                                                    -------------        ------------        -------------        ------------
Loss before non-controlling interest                    3,088,801             979,833            7,384,926           1,976,183
Non-controlling interest (note 6)                              --                  --              (72,308)                 --
                                                    -------------        ------------        -------------        ------------
Net loss for the period                                 3,088,801             979,833            7,312,618           1,976,183
Deficit, beginning of period                           64,656,367          55,420,311           60,432,550          54,423,961
                                                    -------------        ------------        -------------        ------------
Deficit, end of period                              $  67,745,168        $ 56,400,144        $  67,745,168        $ 56,400,144
                                                    -------------        ------------        -------------        ------------
Net loss per share                                  $        0.01        $       0.01        $        0.03        $       0.03
                                                    -------------        ------------        -------------        ------------
Weighted average number of shares outstanding         234,059,804          66,659,578          211,573,690          66,659,578
                                                    =============        ============        =============        ============

See accompanying notes to interim consolidated financial statements

                             INFOWAVE SOFTWARE, INC.
                      Consolidated Statements of Cash Flows
                           (Expressed in U.S. dollars)


                                                                Three months ended                    Six months ended
                                                        ---------------------------------     ---------------------------------
                                                        June 30, 2004       June 30, 2003     June 30, 2004       June 30, 2003
                                                         (Unaudited)         (Unaudited        (Unaudited)         (Unaudited
                                                                            and restated                          and restated
                                                                               note 4)                               note 4)
                                                        -------------       -------------     -------------       -------------
Cash flows from operations:
    Net loss for the period                              $(3,088,801)       $  (979,833)       $(7,312,618)       $(1,976,183)

    Items not involving cash:
       Depreciation and amortization                         287,979             99,972            945,511            208,282
       Stock-based compensation                              651,378             59,863          1,007,124            100,753
       Non-controlling interest                                   --                 --            (72,308)                --
       Non-cash interest and financing costs                      --                 --          1,101,379                 --
    Changes in non-cash operating working capital:
       Short term investments                                     --             26,722                 --             49,264
       Accounts receivable                                   310,956            (54,517)          (783,604)           (57,455)
       Prepaid expenses and deposits                         148,053             14,466            223,933             91,186
       Accounts payable and accrued liabilities             (627,941)           312,440           (429,391)           539,896
     Deferred revenue                                         49,502             (2,722)           276,011            (93,491)
                                                         -----------        -----------        -----------        -----------
Net cash used in operations                              $(2,268,874)       $  (523,609)       $(5,043,963)       $(1,137,748)


Cash flows from investing activities:
     Redemption of short-term investments, net                    --                 --            223,322              1,326
     Purchase of fixed assets                                (12,442)          (385,103)           (19,191)          (466,991)
     Acquisition costs, net of cash acquired                      --                 --            145,542                 --
                                                         -----------        -----------        -----------        -----------
                                                             (12,442)          (385,103)           349,673           (465,665)
Cash flows from financing activities:
     Issuance of shares and warrants for cash,
     net of issue costs                                       24,172                 --          5,654,983             25,603

Foreign exchange gain on cash and cash equivalents
held in a foreign currency                                    75,821            173,950             57,662            351,805
                                                         -----------        -----------        -----------        -----------
Increase (decrease) in cash and cash equivalents          (2,181,323)          (734,762)         1,018,355         (1,226,005)

Cash and cash equivalents, beginning of period             8,111,283          2,264,686          4,911,605          2,755,929
                                                         -----------        -----------        -----------        -----------
Cash and cash equivalents, end of period                 $ 5,929,960        $ 1,529,924        $ 5,929,960        $ 1,529,924
                                                         ===========        ===========        ===========        ===========


See accompanying notes to interim consolidated financial statements

1.   BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required for an annual set of financial statements under Canadian generally accepted accounting principles. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at June 30, 2004 and for all periods presented, have been included. Interim results for the three-and six-month periods ended June 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year as a whole or for any interim period.

The unaudited consolidated balance sheets and statements of operations and deficit and cash flows include the accounts of the Company, and its wholly owned subsidiaries Telispark, Inc. (note 6) and Infowave USA Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. The accounting principles used in these financial statements are those used in the preparation of the Company's audited financial statements for the year ended December 31, 2003. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2003.

2.   CONTINUING OPERATIONS

These financial statements have been prepared on a going concern basis notwithstanding the fact that the Company has experienced operating losses and negative cash flows from operations during the three-month and six-month periods ended June 30, 2004 and in prior periods. To date, the Company has financed its continuing operations through revenue and equity financing. Continued operations of the Company will depend upon the attainment of profitable operations, which may require the successful completion of additional external financing arrangements.

Management is of the opinion that expected future revenues, together with the ongoing exercise of options and warrants and the recent equity financings in March 2004 that raised approximately $5.7 million, will provide sufficient working capital to meet the Company's projected cash requirements for the remainder of 2004. However, if there are any unanticipated costs and expenses or lower than anticipated revenues this could require the Company to seek additional financing or engage in further reductions in expenditures which may include further restructuring of the Company. There can be no assurances that additional financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available on terms favorable to the Company, or at all, or reductions in expenditures are required, the Company may not be able to, or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

3.   SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of application as described in Note 2 to our Annual Consolidated Financial Statements, except as described in note 4.

4.   CHANGE IN ACCOUNTING POLICY

Beginning in 2004, the Company adopted, on a retroactive basis, the provisions of Handbook Section 3870 which requires that all stock-based compensation be recognized at its fair value. In accordance with the provisions of this section, the Company has restated retroactively for all employee stock options granted, settled, or modified since January 1, 2002 using the fair value method. Options granted to non-employees since January 1, 2002 had previously been accounted for on a fair value basis. This method requires the Company to expense the fair value of the employee options granted or modified during a period.

Prior to the adoption of the new standard, the Company used the intrinsic value method of accounting for employee stock-based compensation. No compensation expense for options issued to its employees was recognized. In accordance with the transition provisions of Section 3870, this change in accounting policy has been applied retroactively and the amounts presented for prior periods have been restated for this change. The effect of this change is to increase net loss for the six months ended June 30 by $136,379 in 2004 and $100,753 in 2003. Opening deficit for 2004 was increased by $332,777 reflecting the cumulative effect of the change in accounting policy. The impact of this restatement on the December 31, 2003 and June 30, 2003 consolidated financial statements is as follows:



                                                        Adjustment for
                                       As previously     stock-based
                                         Reported        compensation       Restated
                                       -------------    --------------     -----------
As at December 31, 2003
   Deficit                              (60,099,773)       (332,777)       (60,432,550)
   Share Capital                         65,700,311          59,434         65,759,745
   Contributed Surplus                           --         273,343            273,343

Three months ended June 30, 2003:
   Research and Development                 466,252          22,885            489,137
   Sales and Marketing                      380,455          18,674            399,129
   Administration                           372,901          18,304            391,205
   Net loss for the period                  919,970          59,863            979,833
   Net loss per share                         $0.01              --              $0.01

Six months ended June 30, 2003:
   Research and Development                 956,055          40,093            996,148
   Sales and Marketing                      736,729          31,191            767,920
   Administration                           690,688          29,469            720,157
   Net loss for the period                1,875,430         100,753          1,976,183
   Net loss per share                         $0.03              --              $0.03


See also note 8(b)

5.   TECHNOLOGY PARTNERSHIP CANADA RECEIVABLE

On December 9, 2003, Infowave announced that it had received a $5.6 million (Cdn$7.3 million) investment commitment from Technology Partnerships Canada ("TPC") to support research and development in wireless networking. This investment is part of a $20.5 million

(Cdn$26.5 million) project by Infowave to develop a software platform for secure wireless networking through mobile devices. This investment will be provided to Infowave over time and is based on a contribution equal to 27.5% of eligible costs. Infowave has agreed to pay a royalty on gross sales and, subject to regulatory approval, will issue to TPC $1.5 million (Cdn$2 million) worth of five-year common share purchase warrants on or after October 1, 2005 with an exercise price equal to the then current value of the common shares.

As a result of this financial obligation, the fair value of the warrants of Cdn$2 million will be recognized through amortization and expensed to offset the funding benefit recognized, based on the proportion that the amount received from TPC funding relative to the total funding approved. No amount has been amortized during the three months ended June 30, 2004 as no funding benefit was recognized during the period. At June 30, 2004, $210,065 continued to be recorded as a long-term liability as the Company's cumulative obligation to issue the warrants in the future.

On April 13, 2004, the Company announced that it has been advised by TPC that it is withholding payments on funding claims submitted to date by the Company until the completion of an audit currently underway as to the contract award process. On July 29, 2004 the Company was advised by TPC that, as a result of TPC's review of contribution agreements with several companies, including the Company, TPC is of the view that the Company is in breach of the terms of the contribution agreement restricting the use of third parties to secure the agreement. The Company has been requested to either correct the condition or event complained of or to demonstrate to the satisfaction of the Minister of Industry that it has taken steps as are necessary to correct the condition, and to provide notice of such rectification within 30 days. The Company is currently in discussions with TPC to address this matter.

The Company has not recorded any TPC benefit during the three months ended June 30, 2004 or March 31, 2004, and has ceased the recording of any such benefit until the final outcome is known.


6.   ACQUISITIONS

On January 7, 2004, the Company entered into a Stock Purchase Agreement under which it has acquired control of all of the outstanding shares of, Telispark Inc. ("Telispark"), a provider of enterprise mobility applications ("EMA") software solutions based in Arlington, Virginia.

Under the terms of the acquisition agreement, Infowave agreed to issue 46,164,398 common shares for the purchase of all of the issued and outstanding common shares of Telispark in two tranches. Infowave had completed the initial purchase of 75.9% of Telispark's shares on January 8, 2004. Infowave also granted options to Telispark's employees, which will be exercisable into 1,901,865 common shares of the Company.

After obtaining its shareholders' approval, Infowave acquired the remaining 24.1% of Telispark common shares by issuing an additional 11,122,136 common shares on April 2, 2004, at which time Telispark became a wholly owned subsidiary of the Company.

The results of Telispark's operations are included in the Company's consolidated financial statements starting from January 8, 2004.

The transaction has been accounted for as a business combination by using the purchase method, with Infowave identified as the acquirer. The Company has not yet completed the evaluation and allocation of the purchase price for the acquisition. The purchase price has been initially assigned as follows, as determined through an independent valuation and management's best estimates:

                            1st Tranche        2nd Tranche
                          January 7, 2004     April 2, 2004         Total
                          ---------------     -------------      ------------
Intangible assets:
Intellectual property        $4,592,956         $1,457,768        $ 6,050,724
Patents                          37,954             12,046             50,000
Customer relationship            18,515              6,485             25,000
                             ----------         ----------        -----------
                              4,649,425          1,476,299          6,125,724

Deferred compensation           809,466            257,024          1,066,490

Current assets                  659,182                 --            659,182
Fixed assets                     85,664                 --             85,664
Current liabilities            (511,420)                --           (511,420)
Goodwill                      3,001,081            425,484          3,426,565
                             ----------         ----------        -----------
                             $8,693,398         $2,158,807        $10,852,205
                             ==========         ==========        ===========



                                    1st Tranche       2nd Tranche
                                  January 7, 2004    April 2, 2004         Total
                                  ---------------    -------------      -----------
Consideration at fair value:
Common shares                        $6,801,703        $2,158,807       $ 8,960,510
Employee stock options assumed          264,091                --           264,091
Severance costs                         669,592                --           669,592
Transaction costs                       958,012                --           958,012
                                     ----------        ----------       -----------
Purchase price                       $8,693,398        $2,158,807       $10,852,205
                                     ==========        ==========       ===========


The fair value of the Infowave common shares issued to effect the acquisition has been determined using an average market price of $0.19 per common share based on the average closing price of the stock on the Toronto Stock Exchange, as Infowave considers itself to trade in an active and liquid market, for the four days leading up to and including the date of announcement.

The fair value of the 1,901,865 common stock options granted by Infowave to employees of Telispark of $264,091 was determined using a Black-Scholes model and the following assumptions: volatility of 135%, risk-free interest rate of 2.3%, term to expiry of 3 years, exercise price of $0.11, and a fair value of the underlying common stock on the date of grant equal to $0.19 per share.

In connection with post-acquisition restructuring for Telispark employees, the Company committed to pay severance totalling $669,592 of which $85,000 remains unpaid at June 30, 2004 and $80,000 was settled through the issuance of 506,363 shares of Infowave common stock during the quarter ended June 30, 2004. In the previous quarter, the Company settled $106,092 through cash payments and $398,500 through the issuance of 1,973,653 shares of its common stock.

Transaction costs represent legal and professional fees incurred in the acquisition.

Of the $1,066,490 related to deferred compensation, approximately $585,000 and $875,000 was amortized and recognized as part of the stock-based compensation in the three and six months ended June 30, 2004, respectively.

The following table presents unaudited pro forma results of operations for the six months ended June 30, 2003 as if the acquisition of Telispark had occurred on January 1, 2003. The unaudited pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place at the beginning of the periods presented, nor is it necessarily indicative of results that may occur in the future.


                                                June 30, 2003
                                                -------------
Revenue                                           $3,152,565
Loss for the period                                4,885,080
                                                  ----------
Loss per share                                         $0.04
                                                  ----------


7.   INTANGIBLE ASSETS

Intangible assets as of June 30, 2004 comprise of the following:

                                                 Accumulated
                                                amortization
                                                         and         Net book
                                       Cost       write-down            value
                                 ----------     ------------       ----------
     Intellectual property       $7,974,178       $1,517,140       $6,457,038
     Employment contracts           304,394          156,272          148,122
     Patents                        100,615           30,332           70,283
     Customer relationship           50,308           15,166           35,142
                                 ----------       ----------       ----------
                                 $8,429,495       $1,718,910       $6,710,585
                                 ==========       ==========       ==========

     The intangible assets are being amortized over their estimated useful lives on a straight-line basis.


8.   SHAREHOLDERS' EQUITY

Authorized:
Unlimited voting common shares without par value

(a)  Issued:

                                                               Number of
                                                                 Shares           Amount
                                                              -----------       -----------
     Outstanding, March 31, 2004                              222,939,912       $78,808,830

     Exercise of options                                          173,584            39,742
     Exercise of agent warrant                                     15,000             2,373
     Shares issued on the acquisition of Telispark             11,122,133         2,158,807
     Shares issued to Telispark employees for severance           506,363            80,000
                                                              -----------       -----------
     Outstanding, June 30, 2004                               234,756,992       $81,089,752
                                                              ===========       ===========

(b)  Share purchase options:

     On June 15, 2004, the 2004 Stock Incentive Plan ("2004 Plan") was approved by the shareholders of the Company. The 2004 Plan serves as the successor to the Director and Employee Stock Option Plan as amended ("2003 Plan") and supercedes that plan. The 2004 Plan permits the board of directors to issue common shares to employees, directors, senior officers or consultants as a stock bonus for past services actually performed for the Company. Under the terms of the 2004 Plan, up to 2,925,000 common shares are reserved for issuance as stock bonuses. This is an increase from the "2003 Plan" of 2,000,000 common shares. As well, the 2004 Plan also increased the number of common shares available for issuance under stock options by 12,875,000. This brings the aggregate number of common shares, which may be reserved for issuance, to 26,925,333 of which 24,000,333 are reserved for issuance for stock options and 2,925,000 for issuance as stock bonuses. Options are granted and exercisable in Canadian dollars, vest over periods from three to four years and expire five years from the date of grant.

     A summary of the status of the Company's stock option plan as of June 30, 2004 and changes during the periods ended on those dates is presented below:

                                               Three Months Ended March 31, 2004
                                                                Weighted average
                                                  Shares         exercise price
                                               -----------      ----------------
                                                                     US$/Cdn$
     Outstanding, at December 31, 2003          10,337,392          $0.72/0.93
     Granted                                     2,483,362           0.13/0.17
     Exercised                                    (631,697)          0.13/0.17
     Cancelled                                  (1,203,891)          0.68/0.89
                                                ----------          ----------
     Outstanding, at March 31, 2004             10,985,166          $0.78/1.01
                                                ==========          ==========



                                                 Six Months Ended June 30, 2004
                                                                Weighted average
                                                  Shares         exercise price
                                                ----------      ----------------
                                                                     US$/Cdn$

     Outstanding, at March 31, 2004             10,985,166          $0.78/1.01
     Granted                                       410,000           0.17/0.23
     Exercised                                    (173,134)          0.13/0.17
     Cancelled                                    (492,941)          0.26/0.35
                                                ----------          ----------
     Outstanding, at June 30, 2004              10,729,091          $0.54/0.72
                                                ==========          ==========


(c) As at June 30, 2004, the Company had 10,729,091 stock options outstanding with exercise prices ranging from Cdn$0.13 to Cdn$64.50 and 90,834,793 warrants outstanding with exercise prices ranging from Cdn$0.14 to Cdn$1.10. As at June 30,

     2004, 1,665,776 stock options were exercisable with a weighted average exercise price of Cdn$0.14. Of these instruments, none were included in the diluted per share calculations for the three and six months ended June 30, 2004 as the Company is in a loss position and such instruments are therefore anti-dilutive.


     The weighted average estimated fair value at the date of grant for options granted during the three months ended June 30, 2004 was Cdn$0.11 per share.

     The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:



                                                              Three months ended
                                                                June 30, 2004
                                                              ------------------
          Risk-free interest rate                                    2.03%
          Dividend yield                                               0%
          Volatility factor                                           75%
          Weighted average expected life of the options             3 years


9.   COMPARATIVE FIGURES

Certain prior period comparatives have been reclassified to conform to the current period presentation.

10.  LITIGATION

On September 2003, the Company was made aware that Visto Corporation, a private company based in California, filed complaints alleging patent infringement against Infowave in the U.S. District Court for the Eastern District of Texas. It claims that Infowave is violating a patent relating to a system and method for synchronizing email. In November 2003, the Company filed a full answer and counterclaim to the claim. The counterclaim against Visto calls for, among other things, a declaratory judgment of non-infringement and invalidity of a Visto patent. On May 31, 2004, the Company filed a complaint against Visto Corporation in the U.S. Federal District Court in Dallas, Texas seeking a declaratory judgment that, among other matters, Infowave's products do not infringe certain patents held by Visto. The Company intends to continue to vigorously defend this matter and believes that the claim is without merit.

11.  RELATED PARTY TRANSACTIONS

During the three months ended June 30, 2004, the Company incurred $51,310 (June 30, 2003 - nil) for agency services and leases to a firm that is a significant shareholder of the company, as a result of the Telispark acquisition. The Company also earned revenues from the firm totaling $152,848 (June 30, 2003 - nil) for software, licenses and professional services. For the six months ended June 30, 2004, the Company incurred $82,241 (June 30, 2003 - nil) for agency services and leases to a firm that is a significant shareholder of the company. The Company also earned revenues from the firm totaling $487,558 (June 30, 2003
- nil) for software, licenses and professional services. As of June 30, 2004 $261,499 had been collected and a balance of $263,829 is still outstanding in the Company's accounts receivable.

During the three months ended June 30, 2004, the Company also earned revenues from a firm controlled by a director of the Company totaling $85,240 (June 30, 2003 - nil). For the six months ended June 30, 2004 earned revenues totaling approximately $95,000 (June 30, 2003 - nil). As of June 30, 2004, $20,473 had
been collected and a balance of $84,767 is still outstanding in the Company's accounts receivable.


12.  RESTRUCTURING COSTS

During the three months ended June 30, 2004, the Company completed a restructuring plan to significantly reduce operating expenses and preserve capital. The restructuring costs incurred resulted from reductions in staff at its Canadian and USA operations. The numbers of employees terminated were 1 in Canada, and 7 in the USA. A total restructuring cost of $61,885 was incurred during the three months ended June 30, 2004 comprised solely of employee severance. This amount is included in accounts payable and accrued liabilities at June 30, 2004.

Total restructuring cost of $287,631 for the six months ended June 30, 2004 comprised of $237,425 for employee severance, $10,337 for legal, and $39,869 for lease termination costs. The employees terminated were 20 in Canada, 12 in the USA and 4 in the UK.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investors should read the following in conjunction with the unaudited financial statements and notes thereto included in Part I of this Quarterly Report, and the audited financial statements and notes thereto for the year ended December 31, 2003 included in the Corporation's annual report on Form 10-K.

Forward-Looking Statements

Investors should read the following in conjunction with the unaudited interim consolidated financial statements and notes thereto included in Part I of this Quarterly Report, and the audited financial statements and notes thereto for the year ended December 31, 2003 included in the Corporation's annual report on Form 10-K.

Statements in this filing about future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in any forward-looking statements. These factors include, among others, those described in connection with the forward-looking statements included herein and the risk factors listed in the Company's Annual Report for the year ended December 31, 2003.

In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither the Corporation nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. The Corporation is under no duty to update any of its forward-looking statements after the date of this filing. The reader should not place undue reliance on forward-looking statements.


Overview

Investors should read the following in conjunction with the financial statements and notes thereto included in Part I of this Quarterly Report.

Corporate Summary

Infowave Software, Inc. ("Infowave" or the "Company") is incorporated under the Canada Business Corporations Act. The Company's head office and development facilities are located at Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia, Canada, V5C 5T5 (telephone 604.473.3600). The Company's registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, British Columbia, Canada, V7X 1L3. The Company's wholly owned subsidiary, Infowave USA Inc., is incorporated under the laws of the State of Washington at Suite 500, 3535 Factoria Blvd. SE, Bellevue, Washington, 98006. The Company's wholly owned subsidiary, Telispark, Inc., is incorporated under the laws of the State of Delaware at Suite 250, 11600 Sunrise Valley Drive, Reston, Virginia, 20191.

The Company provides enterprise mobile applications (EMA), including packaged configurable application software modules that integrate business operations required by mobile workers like asset management, field service and mobile e-mail as well as secure, scalable infrastructure software solutions for developing and deploying mobile solutions and infrastructure platforms. The Company sells direct to enterprises and end-users as well as indirectly through channel partners like independent software vendors (ISV's), System Integrators (SI's) and network operators (carriers).

Infowave's strategy is to become the leading enterprise mobile application (EMA) provider, delivering mobile applications and infrastructure solutions to organizations in need of real-time data access in the field. Today, the Company is focused on vertical industries that are more likely to make large capital investments which consist of utilities, oil and gas, governmental, telecommunications and high tech sectors to help maintain and service complex equipment and inventory in the field or in closed-campus environments like warehouses and plants.

The Company's objective is to become the leading enterprise mobile application
(EMA) provider of wireless infrastructure and EMA software solutions to the enterprise through a two-pronged sales strategy:

o First, selling mobile software to corporate and enterprise customers alongside strategic technology partners such as HP, Dell, IBM, Indus International, MRO Software and wireless carrier partners such as T-Mobile UK, sunrise, Rogers AT&T, HK CSL and TELUS Mobility.

o Second, selling mobile application solutions to and with Network Operators to assist them in bringing comprehensive wireless data solutions to market.

Focused on enabling organizations with mobile workforces since 1993, Infowave solutions enable mobile workers of all types to access critical enterprise information at the point of work, including work orders, internal communications, asset information, customer details, calendars, schedulization and other important data required to perform their job functions more effectively and productively. The Company provides a complete suite of mobile solutions, ranging from the e-mail service of Symmetry, to complete enterprise-grade application suites like Telispark Mobile Enterprise that streamlines and integrates business operations required by mobile workers, such as ERP, Field Service, Supply Chain and Asset Management operations. The Company also offers the Wireless Business Engine(TM), a wireless platform for large corporations that provides access to e-mail and collaboration tools, corporate intranets, the Internet, Web-enabled applications and legacy and client/server applications from a wide range of wireless devices such as handheld computers, laptops, PDAs and emerging integrated phone devices. As well, it offers the Mobility Platform which offers users worry-free, remote access to behind-the-firewall business applications on Palm Powered or Pocket PC devices.

On January 7, 2004, the Company entered into a Stock Purchase Agreement under which it has acquired control of all of the outstanding shares of, Telispark Inc. ("Telispark"), a provider of enterprise mobility applications (EMA) software solutions based in Arlington, Virginia. Under the terms of the acquisition agreement, Infowave agreed to issue 46,164,398 common shares for the purchase of all of the issued and outstanding common shares of Telispark in two tranches. Infowave had completed the initial purchase of 75.9% of Telispark's shares on January 8, 2004. Infowave also granted options to Telispark's employees, which will be exercisable into 1,901,865 common shares of the Company. Upon obtaining shareholders approval, Infowave acquired the remaining 24.1% of Telispark common shares by issuing an additional 11,122,136 common shares on April 2, 2004, at which time Telispark became a wholly owned subsidiary of the Company. The results of Telispark's operations are included in the Company's consolidated financial statements starting from January 8, 2004.

During the second quarter ended June 30, 2004, the Company completed a restructuring plan to significantly reduce operating expenses and preserve capital. The restructuring costs incurred resulted from reductions in staff at its Canadian and USA operations, as mentioned in note 12 of the quarter ended June 30, 2004 financial statements.

Infowave has expanded its product offering while renewing its focus on the enterprise market through its acquisition of Telispark. While Infowave has increased its value proposition with enterprise mobility application solutions targeted at specific vertical market segments, the sales cycles may be long and Infowave remains exposed to macroeconomic environment trends regarding capital expenditure spending by enterprise businesses. The Company is currently integrating its operations with Telispark as a result of its acquisition. While this integration has been successful to date, the Company is focused on mitigating potential risks and challenges associated with the integration of two entities. Retention of key employees, servicing of customers and control of costs related to integration are the primary focus of the Company in order to manage the combination of the two companies for future business success.


Critical Accounting Policies

The Company prepares its consolidated financial statements in conformity with the Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The Company's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company's 2003 Annual Report on Form 10-K as filed with the SEC. During the six months ended June 30, 2004, the Company did not adopt any new accounting policy that would have a material impact on its consolidated financial statements, nor did it make changes to existing accounting policies except for the adoption of the amended recommendation of the Canadian Institute of Chartered Accountants ("CICA") for accounting for employee stock-based compensation effective January 2004 (which is discussed in note 4 to the financial statements). In accordance with the transition provision in the amended standard, the Company has accounted retroactively for all employee stock options granted, settled, or modified since January 1, 2002 using the fair value method. The amended standard has been applied retroactively, with restatement of prior periods.

Senior management has discussed with the Company's Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

QUARTERLY FINANCIAL PERFORMANCE SUMMARY

The following table summarizes unaudited and restated financial performance for the past eight quarters of the Company:

                                                                    Quarter ended
                                            ---------------------------------------------------------------
                                             June 30,         March 31,      December 31,     September 30,
                                               2004             2004             2003             2003
                                            ----------       ----------      ------------     -------------
     Revenue                                $  845,355       $1,273,682       $  326,172       $  381,395
     Costs of sales                            321,766          567,519           39,475           41,535
                                            ----------       ----------       ----------       ----------
     Gross margin                              523,589          706,163          286,697          339,860
                                            ----------       ----------       ----------       ----------
     Operating expense
        Research and development               889,668        1,060,791          307,635          653,150
        Sales and marketing                  1,237,949          971,053          663,848          658,651
        Administration                         739,916          984,902          718,556          457,469
        Restructuring                           61,885          225,746               --               --
        Impairment                                  --               --          614,578               --
        Depreciation and amortization          287,979          657,532          366,651          310,813
                                            ----------       ----------       ----------       ----------
     Total operating expenses                3,217,397        3,900,024        2,671,268        2,080,083
                                            ----------       ----------       ----------       ----------
     Net operating loss                     $2,693,808       $3,193,861       $2,384,571       $1,740,223
                                            ----------       ----------       ----------       ----------
     Compensation Expense                       67,333           69,046           40,094           80,380



Stock-based compensation expense under the method adopted January 1, 2004 has been included retroactively in the above-noted figures and is allocated as follows:

     Research and development                   25,236           23,698            7,298           29,674
     Sales and marketing                        21,364           12,433           15,749           29,923
     Administration                             20,733           32,915           17,047           20,782




                                                                     Quarter ended
                                            ---------------------------------------------------------------
                                             June 30,         March 31,      December 31,     September 30,
                                               2003             2003             2002             2002
                                            ----------       ----------      ------------     -------------
     Revenue                                $  505,397       $  411,856       $  301,388       $  676,415
     Costs of sales                             61,855           56,839           38,544          221,369
                                            ----------       ----------       ----------       ----------
     Gross margin                              443,542          355,017          262,844          455,046
                                            ----------       ----------       ----------       ----------
     Operating expense
        Research and development               489,137          507,011          367,650          438,346
        Sales and marketing                    399,129          368,791          466,979          608,307
        Administration                         391,204          328,952          331,160          393,191
        Restructuring                               --               --               --               --
        Impairment                                  --               --               --               --
        Depreciation and amortization           99,972          108,310          165,609          273,998
                                            ----------       ----------       ----------       ----------
     Total operating expenses                1,379,443        1,313,064        1,331,398        1,713,842
                                            ----------       ----------       ----------       ----------
     Net operating loss                     $  935,901       $  958,047       $1,068,554       $1,258,796
                                            ----------       ----------       ----------       ----------
     Compensation Expense                       59,863           40,890           33,655           24,715

Stock-based compensation expense under the method adopted January 1, 2004 has been included retroactively in the above-noted figures and is allocated as follows:

     Research and development                   22,885           17,208           10,614            7,524
     Sales and marketing                        18,675           12,517           13,481           10,442
     Administration                             18,303           11,165            9,560            6,749

REVENUES

Revenues are derived from the sale of software licenses, implementation and customization professional services ("professional services") and maintenance and support services. License and maintenance revenues are normally generated from licensing our products to end-users and value added resellers or system integrators. Service revenues are generated from professional services sold to end-users and also include software subscription services provided to customers.

Revenues for the three months ended June 30, 2004 were $845,355 representing a decrease of 34% from $1,273,682 in the three months ended March 31, 2004 and an increase of 67% from $505,397 in the three months ended June 30, 2003.

The increase in revenue for the three months ended June 30, 2004 as compared to the three months ended June 30, 2003 is primarily attributable to the Company's acquisition of Telispark on January 7, 2004 which accounted for approximately 67% of the total revenue for the three month period ended June 30, 2004. Infowave experienced lower revenue attributable to its non-Telispark product lines due to low sales of its Symmetry product line via its network operator distribution partners and low volume of new sales of its Wireless Business Engine enterprise products.

Revenue mix for the three months ended June 30, 2004 was attributable to 17% from software license fees, 26% from maintenance and support fees, and 57% from professional service fees. This compares to 58% from software license fees, 22% from maintenance and support fees, and 20% from professional service fees for the three month periods ended March 31, 2004. In comparison to the same period of 2003, the revenue mix was 55% from software license fees, 20% from maintenance and support fees, and 25% from professional service fees. The Company reported a significantly higher percentage of revenue attributable to the provision of implementation and consulting professional services to its customers during the three months ended June 30, 2004. The Company anticipates professional services to continue to comprise a significant percentage of its total revenue comparable to that experienced during the three month period ended June 30, 2004.

The Company experienced significant concentration of its revenue attributable to its three most significant customers during the three month period ended June 30, 2004. The Company expects future revenues to be concentrated amongst its most significant customers comparable to that experienced in the three month period ended June 30, 2004. The three largest customers accounted for the following percentage of total revenue of the Company for the three months ended:

Three largest customers           June 30, 2004       March 31, 2004     December 31, 2003       June 30, 2003
-----------------------           -------------       --------------     -----------------       -------------
Revenues                            $413,718             $823,377             $128,155              $266,580
Percentage of total revenues           49%                 65%                  39%                   53%

The Company's geographical revenues are as follows with the largest attributable to customers located in the United States for the three months ended:

Geographical      June 30,              March 31,             December 31,            June 30,
Location            2004        %          2004         %         2003        %         2003        %
------------      --------     ---      ----------     ---    ------------   ---      --------     ---
United States     $391,360      47%     $1,084,842      85%     $209,466      64%     $347,094      69%
Canada             205,899      24%         74,316       6%          841       1%       33,402       7%
Europe              95,670      11%         96,608       8%       94,579      29%      115,901      23%
Asia/Other         152,426      18%         17,916       1%       21,286       6%        9,000       1%
                  --------     ---      ----------     ---      --------     ---      --------     ---
Total             $845,355     100%     $1,273,682     100%     $326,172     100%     $505,397     100%
                  ========     ===      ==========     ===      ========     ===      ========     ===

Approximately 47% of the Company's revenue for the three months ended June 30, 2004 was from customers in the United States, 24% from customers in Canada and 29% from customers outside of North America primarily attributable to Asia Pacific. This compares to 85% from the United States, 6% from Canada and 9% from Europe and the rest of the world for the three months ended March 31, 2004. This also compares to 69% from the United States, 7% from Canada and 24% from Europe for the three months ended June 30, 2003.


COST OF SALES

Cost of sales consists of product related costs including product documentation and shipping, royalties to third parties for resale of technology, costs related to delivery of professional implementation and customization services and variable sales costs.

Three months      June 30,              March 31,             December 31,            June 30,
ended               2004        %          2004         %         2003        %         2003        %
------------      --------     ---      ----------     ---    ------------   ---      --------     ---
Revenues          $845,355     100%     $1,273,682     100%     $326,172     100%     $505,397     100%
Cost of Sales      321,766      38%        567,519      45%       39,475      12%       61,855      12%
                  --------     ---      ----------     ---      --------     ---      --------     ---
Gross Margin      $523,589      62%     $  706,163      55%     $286,697      88%     $443,542      88%
                  ========     ===      ==========     ===      ========     ===      ========     ===

Gross margins for the second quarter of 2004 were 62%, compared to 55% in the previous quarter ended March 31, 2004 and 88% in the quarter ended June 30, 2003. The decrease in gross margins in the quarter as compared to the quarter ended June 30, 2003 is attributable to the increased cost of professional service delivery resulting from increased service revenue. The Company expects to experience comparable gross margins going forward to that experienced during the three month period ended June 30, 2004 which is due to its increased percentage of total revenue attributable to professional service delivery.

Due to the Company's acquisition of Telispark in January 2004, the Company reported a significantly higher percentage of revenue attributable to the provision of implementation and customization professional services to its customers during the three months ended June 30, 2004 as compared to the three months ended June 30, 2003. As a result, the Company incurred costs related to the delivery of these services to its customers which have been included in cost of sales for this period. The remaining balance of cost of sales is attributable to costs related to license sales including documentation, shipping and royalties to third party technology providers and variable sales commission.

Prior to the acquisition of Telispark, the company's gross margins fluctuated depending on the product revenue mix and on the sales of third party products for the three months ended June 30, 2003.

OPERATING EXPENSES

Three months ended           June 30, 2004       March 31, 2004       December 31, 2003      June 30, 2003
------------------           -------------       --------------       -----------------      -------------
Total operating expenses       $3,217,397          $3,900,024            $2,671,268           $1,379,443
As a percentage of total
revenues                          381%                306%                  819%                 273%

Total operating expenses for the Company (comprised of research and development, sales and marketing, administration, restructuring and depreciation charges) for the second quarter ended June 30, 2004 were $3,217,397 which decreased 18% from $3,900,024 in the previous quarter and increased 133% from $1,379,443 in the second quarter of 2003. This increase over the three-month period ended June 30, 2003 is primarily attributable to the addition of Telispark's operating costs as result of Infowave's acquisition performed on January 7, 2004. As well, as a consequence of Infowave's reduction in workforce, at its existing Canadian and US based operations, severance of $61,885 was incurred during the quarter ending June 30, 2004 and classified as restructuring costs.

Non-GAAP Financial Measure

Operating expenses (excluding deferred compensation, stock based compensation, restructuring, and depreciation and amortization).

The term operating expenses used here allows the Company to compare, on a consistent basis, the quarterly operating expenses net of the non-cash and restructuring items.

Operating expenses were $2,215,481 for the three months ended June 30, 2004, representing a 17% decrease from $2,660,476 in the three months ended March 31, 2004 and an 82% increase from $1,219,608 in the three months ended June 30, 2003. This increase over the three-month period ended June 30, 2003 is primarily attributable to the addition of Telispark's operating costs resulting from Infowave's acquisition performed on January 7, 2004.

The following is a reconciliation of operating expenses to total operating expenses:

                                     June 30, 2004    March 31, 2004   June 30, 2003
                                     -------------    --------------   -------------
Operating expense                      $2,215,481       $2,660,476       $1,219,608
Add:
   Deferred Compensation                  584,719          287,224               --
   Stock Based Compensation                67,333           69,046           59,863
   Restructuring                           61,885          225,746               --
   Depreciation and amortization          287,979          657,532           99,972
                                       ----------       ----------       ----------
Total operating expenses                3,217,397        3,900,024        1,379,443
                                       ==========       ==========       ==========

As at June 30, 2004, the Company's headcount was 53, compared to 59 as at March 31, 2004 and 47 as at June 30, 2003.

Research and Development

Three months ended              June 30, 2004      March 31, 2004      December 31, 2003      June 30, 2003
------------------              -------------      --------------      -----------------      -------------
Research and development          $889,668           $1,060,791             $307,635             $489,137
As a percentage of total
revenues                            105%                 83%                  94%                  97%


Research and development expenses consist primarily of salaries and related personnel costs, consulting fees associated with product development and costs of technology acquired from third parties to incorporate into products currently under development.

Total research and development ("R&D") expenses for the second quarter of 2004 totaled $889,668 representing a decrease of 16% from the prior quarter total of $1,060,791 and 82% increase from $489,137 in the second quarter of 2003. The Company believes that its investment in R&D is sufficient to support its current product line. Approximately 50% of the Company's total headcount remains in R&D. This increase over the three-month period ended June 30, 2003 is primarily attributable to the increase in headcount due to the acquisition of Telispark.

The Company received notice on April 10, 2004 from Technology Partnerships Canada ("TPC") that it was being audited regarding its application process. Although the Company does not believe that it is in violation regarding its application for TPC investment contribution, the Company has not made an accrual related for TPC related funding for qualified R&D expenses incurred during the three months ended June 30, 2004 or March 31, 2004 pending completion of TPC's audit.

On July 29, 2004 the Company was advised by TPC that, as a result of TPC's review of contribution agreements with several companies, including the Company, TPC is of the view that the Company is in breach of the terms of the contribution agreement restricting the use of third parties to secure the agreement. The Company has been requested to either correct the condition or event complained of or to demonstrate to the satisfaction of the Minister of Industry that it has taken steps as are necessary to correct the condition, and to provide notice of such rectification within 30 days. The Company is currently in discussions with TPC to address this matter.

The TPC claims of $798,038 recorded during the three months ended December 31, 2003, net of amortization of $1.5 million (Cdn$2.0 million) warrants to be issued by the Company to TPC in late 2005 continue to be recorded as a receivable in the financial statements pending the outcome of the TPC audit. Depending on the outcome of the review by TPC, there can be no guarantee that the claims filed with TPC and recorded in the financial statements as a receivable as at December 31, 2003 and June 30, 2004 will be collected in full. The Company has not recorded any TPC benefit during the three months ended June 30, 2004 or March 31, 2004, and has ceased the recording of any such benefit until the final outcome known. As such, the Company has not recorded any amounts or claims otherwise eligible starting January 1, 2004 pending the outcome of the TPC review. To date, the Company has not been including the funds available under the grant in its budgeting process.

The Company focused R&D efforts on projects that, in its opinion, had the greatest potential to positively impact revenue in the short to mid-term.

Sales and Marketing

Three months ended                 June 30, 2004       March 31, 2004      December 31, 2003      June 30, 2003
------------------                 -------------       --------------      -----------------      -------------
Sales and marketing                  $1,237,949           $971,053              $663,848             $399,129
As a percentage of total
revenues                                146%                76%                   204%                 79%


Sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral.

Sales & marketing expenses for the three months ended June 30, 2004 were $1,237,949 compared to $971,053 in the three months ended March 31, 2004 and $399,129 in the three months ended June 30, 2003. The increase of 27% from the previous three months and 210% over the three-month period ended June 30, 2003 is attributable to an increase in headcount due to the acquisition of Telispark and the non-cash compensation expense attributable to shares issued in the Company's acquisition of Telispark.

Administration

Three months ended                 June 30, 2004       March 31, 2004      December 31, 2003      June 30, 2003
------------------                 -------------       --------------      -----------------      -------------
Administration                        $739,916            $984,902              $718,556             $391,204
As a percentage of total
revenues                                88%                 77%                   220%                 77%

Administration expenses consist primarily of salaries, related personnel costs, fees for professional and temporary services and other general corporate and contractor costs.

Administration expenses of $739,916 decreased by 25% from expenses of $984,902 in the prior quarter and increased by 89% from expenses of $391,204 in the comparable quarter of 2003. The decrease over the prior quarter was due to a decrease in headcount and professional fees.


DEPRECIATION AND AMORTIZATION

Amortization expense totaled $287,979 in the three months ended June 30, 2004 which is 56% lower than amortization expense of $657,532 in the three months ended March 31, 2004 and 188% higher than $99,972 in the same period of 2003. The decrease over the prior quarter resulted from adjustment of the acquired Telispark intangible assets from three to seven years straight line amortization. This increase over the three months ended June 30, 2003 is attributable to the amortization of intangible assets with definite lives that were acquired by Infowave as part of the HiddenMind transaction in July 2003 and Telispark transaction in January 2004.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

Restructuring expense totaled $61,885 in the quarter ended June 30, 2004 which was a decrease of 73% over restructuring charges of $225,746 incurred in the three months ended March 31, 2004. There was no restructuring in the three months ended June 30, 2003.

INTEREST AND OTHER INCOME

Interest and other income for the three months ended June 30, 2004 was $20,449 compared to $20,204 and $11,987 for the three months ended March 31, 2004 and June 30, 2003, respectively. The increase in income is attributable to an increase in cash and cash equivalent balances for the majority of the three months ended June 30, 2004 offset by a decrease in interest rates offered on cash equivalent investments.

Foreign exchange loss was $415,442 for the three months ended June 30, 2004, compared to a loss of $19,763 in the three months ended March 31, 2004 and a loss of $55,919 in the same period last year. The changes are due to fluctuations in the foreign exchange rate between the Canadian and US Dollar. The Canadian dollar weakened approximately 4% against the US dollar during the three months ended June 30, 2004 that impacted the Company's results as significant portions of the Company's monetary balances are in Canadian denomination.

SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO SIX MONTHS ENDED JUNE 30, 2003

Total revenues for the six months ended June 30, 2004 were $2,119,037 which represented $1,201,784 or 131% increase from the comparable period in 2003. The revenue breakdown for the six-month period ending June 30, 2004 comprised of 42% in license fees, 24% in support and maintenance and 34% in professional service fees. In comparison, the same period prior year revenue mix was 67% in license fees, 22% in support and maintenance and 11% in professional service fees. The Company reported a significantly higher percentage of revenue attributable to the provision of implementation and customization professional services to its customers during the six months ended June 30, 2004. The Company anticipates professional services to continue to comprise a significant percentage of its total revenue comparable to that experienced during the six month period ended June 30, 2004.

Gross margins were 58% for the current period compared to 87% in the six months ended June 30, 2003. The decrease in gross margins in the quarter as compared to the six month period ended June 30, 2003 is attributable to the increased cost of professional service delivery resulting from increased service revenue. The Company expects to experience comparable gross margins going forward to that experienced during the six month period ended June 30, 2004 which is due to its increased percentage of total revenue attributable to professional service delivery.

Total operating expenses for the six months ended June 30, 2004 was $7,177,421 versus $2,692,507 for the same period in 2003. R&D expenses have increased by 96% from $996,148 in the 2003 period to $1,950,459 in 2004 which is primarily attributable to the increase in headcount due to the acquisition of Telispark. Sales and marketing expenses of $2,209,002 increased by 188% from $767,920 largely attributed to an increase in headcount as a result of the acquisition of Telispark. G&A costs of $1,724,818 represented an increase of $1,004,661 or 140% due to Telispark acquisition as headcount increased with addition of CEO and increase in professional fees attributable to Visto lawsuit. Total operating expenses also include $287,631 in restructuring charges compared to nil in the same period of prior year.

Amortization expense increased to $945,511 in the first six months of 2004 from $208,282 in the same period of 2003. The increase of 354% is due to the amortization of significant additions to the intangible asset base in 2004. The intangible assets were acquired through the purchase of Telipark, Inc. in 2004 and HiddenMind Technology, LLC in July 2003.

Interest & other income for the six months ended June 30, 2004 was $40,653, compared to $26,774 in the comparable period in 2003. The Company carried a higher average cash balance in the current period as a result of a financing that closed during the first quarter of 2004 offset by a reduction in interest rates over the prior year.

Foreign exchange loss increased to $435,205 at the end of June 30, 2004 from $109,009 at the end of June 30, 2003. The fluctuation is due to the movement in the price of the US dollar as it weakened against the Canadian dollar.


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents at June 30, 2004 totalled $5,929,960. Included in this total amount is security of $150,000 held in short term investments to support a lease obligation.

The Company's total working capital decreased by $1,969,891 to $5,804,498 at June 30, 2004, compared to $7,774,389 at March 31, 2004 and $1,030,047 at June
30, 2003.

At June 30, 2004, the Company held accounts receivable of $1,301,964 net of allowances for doubtful accounts of $70,094 which was a decrease of 22% over the three months ended March 31, 2004 and an increase of 293% over the same period of 2003. As well, the Company held TPC receivable of $767,963.

Capital assets decreased from $519,698 at March 31, 2004 to $440,350 at June 30, 2004.

As at June 30, 2004, the Company's primary sources of liquidity consisted of cash and a convertible loan agreement. The convertible loan agreement, signed on March 8, 2002 with Hewlett Packard ("HP"), provides the Company with access to funds under a convertible revolving loan of up to $2,000,000. The principal amount outstanding under the loan may be converted into Common Shares at a price of $1.00 per share, at any time up to March 8, 2005, subject to adjustment in certain circumstances. The Company could draw down amounts under the loan up to a maximum of the lesser of $2.0 million or the adjusted net working capital (as defined in the loan agreement) of the Company. Any principal amount outstanding bears interest at prime plus 3.25%. Certain assets of the Company, excluding its intellectual property, secure the loan. Under the terms of this agreement, the Company and HP were to achieve minimum annual sales targets, which to date were not met. As a result of not attaining minimum annual sales targets required under the term of the convertible loan agreement, any draw downs by the Company require HP's prior written consent. At June 30, 2004, no amounts were outstanding on the operating line or the convertible loan.

The Company believes it has sufficient capital as at June 30, 2004, based on its current business plan, to meet all anticipated demands for the remainder of the fiscal year ended December 31, 2004. In the event that revenues are lower and/or expenses are higher than anticipated, the Company may be required to obtain additional cash resources in the form of external debt or equity financing to continue to support the execution of its business plan.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company conducts the majority of its transactions in Canadian dollars and, therefore, uses the Canadian dollar as its base currency of measurement. However, most of the Company's revenues and some of its expenses are denominated in United States dollars which results in an exposure to foreign currency gains and losses on the resulting US dollar denominated cash, accounts receivable, and accounts payable balances. As of June 30, 2004, the Company has not engaged in derivative hedging activities on foreign currency transactions and/or balances. Although realized foreign currency gains and losses have not historically been material, fluctuations in exchange rates between the United States dollar and other foreign currencies and the Canadian dollar could materially affect the Company's results of operations. To the extent that the Company implements hedging activities in the future with respect to foreign currency exchange transactions, there can be no assurance that the Company will be successful in such hedging activities. Telispark is a self-sustaining subsidiary of the Company and thus US$ is its functional currency.

While the Company believes that inflation has not had a material adverse effect on its results of operations, there can be no assurance that inflation will not have a material adverse effect on the Company's results of operations in the future.

PART II. OTHER INFORMATION

LEGAL PROCEEDINGS

On September 2003, the Company was made aware that Visto Corporation, a private company based in California, filed complaints alleging patent infringement against Infowave and against Seven Networks, Inc. in the U.S. District Court for the Eastern District of Texas. It claims that Infowave is violating a patent relating to the system and method for synchronizing email. In November 2003, the Company filed a full answer and counterclaim to the claim. The counterclaim against Visto calls for, among other things, a declaratory judgment of non-infringement and invalidity of a Visto patent. On May 31, 2004, the Company filed a compliant against Visto Corporation in the U.S. Federal District Court in Dallas, Texas seeking a declaratory judgment that, among other matters, Infowave's products do not infringe certain patents held by Visto. The Company intends to continue to vigorously defend this matter and believes that the claim is without merit.

CHANGES IN SECURITIES AND USE OF PROCEEDS

On January 7, 2004, the Company entered into a Stock Purchase Agreement under which it has acquired control of all of the outstanding shares of, Telispark Inc. ("Telispark"), a provider of enterprise mobility applications (EMA) software solutions based in Arlington, Virginia.

Under the terms of the acquisition agreement, Infowave agreed to issue 46,164,398 common shares for the purchase of all of the issued and outstanding common shares of Telispark in two tranches. Infowave had completed the initial purchase of 75.9% of Telispark's shares on January 8, 2004. Infowave also granted options to Telispark's employees, which will be exercisable into 1,901,865 common shares of the Company.

Upon obtaining shareholders approval, Infowave acquired the remaining 24.1% of Telispark common shares by issuing an additional 11,122,136 common shares on April 2, 2004, at which time Telispark became a wholly owned subsidiary of the Company.

The results of Telispark's operations are included in the Company's consolidated financial statements starting from January 8, 2004.

The transaction has been accounted for as a business combination by using the purchase method, with Infowave identified as the acquirer. The Company has not yet completed the evaluation and the allocation of the purchase price for the acquisition. The purchase price has been initially assigned, as determined through an independent valuation and management's estimates.

COMMITMENTS

The following table quantifies the Company's future contractual obligations as of December 31, 2003:

The Company has entered into lease agreements for premises and equipment. These leases have been treated as operating leases for accounting purposes and consist primarily of the office space in Burnaby, B.C. (lease due to expire June 30, 2008), the former office space in Bothell, Washington (lease due to expire March 30, 2005) and the office space in Reston, Virginia (lease due to expire March 31, 2006) which was entered into on March 23, 2004. The following table quantifies the Company's future contractual obligations on an annual basis, as of June 30, 2004:

2004                                                                  $  598,760
2005                                                                     378,351
2006                                                                     256,472
2007                                                                     226,178
2008                                                                     113,089
                                                                      ----------
                                                                      $1,572,850
                                                                      ==========

For 2004, this includes commitments for both the three month period ending June 30, 2004 as well as the remainder of the fiscal year ending December 31, 2004.